# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aura Biosciences, Inc., CIK 0001501796
CUSIP: 05153U107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 80 Guest Street, Boston, Massachusetts (MA), 2135
Date of event which requires filing of this statement: 02/13/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001062993-22-003816
Filed by CIK 0001601364

## Reporting persons
- Advent Life Sciences LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,023,857; sole dispositive power 0; shared dispositive power 2,023,857; aggregate amount beneficially owned 2,023,857 (3.258% of the class)
  Comment: By virtue of the affiliate relationships among the Reporting Persons, as of December 31, 2025, each of Advent Life Sciences LLP, Advent Life Sciences Fund I LP, Advent Life Sciences Fund III LP, ALS III Carry and Co-Invest LP, Advent-Harrington Impact Fund LP may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock. In addition, Dr. Parekh who is a general partner of Advent Life Sciences LLP and the other funds named herein, formerly served as a director of the Company, has options to purchase a total of 48,000 shares of Common Stock and may be deemed to beneficially own in the aggregate 2,071,857 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
- Advent Life Sciences Fund I LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,023,857; sole dispositive power 0; shared dispositive power 2,023,857; aggregate amount beneficially owned 2,023,857 (3.258% of the class)
  Comment: By virtue of the affiliate relationships among the Reporting Persons, as of December 31, 2025, each of Advent Life Sciences LLP, Advent Life Sciences Fund I LP, Advent Life Sciences Fund III LP, ALS III Carry and Co-Invest LP, Advent-Harrington Impact Fund LP may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock. In addition, Dr. Parekh who is a general partner of Advent Life Sciences LLP and the other funds named herein, formerly served as a director of the Company, has options to purchase a total of 48,000 shares of Common Stock and may be deemed to beneficially own in the aggregate 2,071,857 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
- Rajesh Parekh, Ph.D.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,023,857; sole dispositive power 48,000; shared dispositive power 2,071,857; aggregate amount beneficially owned 2,071,857 (3.335% of the class)
  Comment: By virtue of the affiliate relationships among the Reporting Persons, as of December 31, 2025, each of Advent Life Sciences LLP, Advent Life Sciences Fund I LP, Advent Life Sciences Fund III LP, ALS III Carry and Co-Invest LP, Advent-Harrington Impact Fund LP may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock. In addition, Dr. Parekh who is a general partner of Advent Life Sciences LLP and the other funds named herein, formerly served as a director of the Company, has options to purchase a total of 48,000 shares of Common Stock and may be deemed to beneficially own in the aggregate 2,071,857 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
- Advent Life Sciences Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,023,857; sole dispositive power 0; shared dispositive power 2,023,857; aggregate amount beneficially owned 2,023,857 (3.258% of the class)
  Comment: By virtue of the affiliate relationships among the Reporting Persons, as of December 31, 2025, each of Advent Life Sciences LLP, Advent Life Sciences Fund I LP, Advent Life Sciences Fund III LP, ALS III Carry and Co-Invest LP, Advent-Harrington Impact Fund LP may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock. In addition, Dr. Parekh who is a general partner of Advent Life Sciences LLP and the other funds named herein, formerly served as a director of the Company, has options to purchase a total of 48,000 shares of Common Stock and may be deemed to beneficially own in the aggregate 2,071,857 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
- ALS III Carry and Co-Invest LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,023,857; sole dispositive power 0; shared dispositive power 2,023,857; aggregate amount beneficially owned 2,023,857 (3.258% of the class)
  Comment: By virtue of the affiliate relationships among the Reporting Persons, as of December 31, 2025, each of Advent Life Sciences LLP, Advent Life Sciences Fund I LP, Advent Life Sciences Fund III LP, ALS III Carry and Co-Invest LP, Advent-Harrington Impact Fund LP may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock. In addition, Dr. Parekh who is a general partner of Advent Life Sciences LLP and the other funds named herein, formerly served as a director of the Company, has options to purchase a total of 48,000 shares of Common Stock and may be deemed to beneficially own in the aggregate 2,071,857 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
- Advent-Harrington Impact Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,023,857; sole dispositive power 0; shared dispositive power 2,023,857; aggregate amount beneficially owned 2,023,857 (3.258% of the class)
  Comment: By virtue of the affiliate relationships among the Reporting Persons, as of December 31, 2025, each of Advent Life Sciences LLP, Advent Life Sciences Fund I LP, Advent Life Sciences Fund III LP, ALS III Carry and Co-Invest LP, Advent-Harrington Impact Fund LP may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock. In addition, Dr. Parekh who is a general partner of Advent Life Sciences LLP and the other funds named herein, formerly served as a director of the Company, has options to purchase a total of 48,000 shares of Common Stock and may be deemed to beneficially own in the aggregate 2,071,857 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Aura Biosciences, Inc.
Address of issuer's principal executive offices: 80 Guest Street, Boston, MASSACHUSETTS 2135

## Item 2. Person Filing
Name of person filing: Advent Life Sciences LLP, Advent Life Sciences Fund I LP, Advent Life Sciences Fund III LP, ALS III Carry and Co-Invest LP, Advent-Harrington Impact Fund LP and Rajesh Parekh, Ph.D.
Address of principal business office or, if none, residence: 27 Fitzroy Square, London, United Kingdom W1T 6ES
Citizenship: Citizenship: Advent Life Sciences LLP ("Advent") is a limited liability partnership organized under the laws of the United Kingdom. Advent Life Sciences Fund I LP, Advent Life Sciences Fund III LP, ALS III Carry and Co-Invest LP, and Advent-Harrington Impact Fund LP (collectively, the "Advent Funds") are limited partnerships organized under the laws of the United Kingdom. Dr. Parekh is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Advent and the Advent Funds may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock. Dr. Parekh who is a general partner of each of Advent and the Advent Funds, formerly served as a director of the Company and has options to purchase a total of 48,000 shares of Common Stock. By virtue of the relationships set forth herein, Dr. Parekh may be deemed to beneficially own in the aggregate 2,071,857 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
Percent of class: Advent Life Sciences LLP and the Advent Funds 3.258%; Dr. Parekh 3.335%.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: By virtue of the relationships set forth herein, Advent and the Advent Funds may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock. Dr. Parekh who is a general partner of Advent and each of the Advent Funds, formerly served as a director of the Company and has options to purchase a total of 48,000 shares of Common Stock. By virtue of the relationships set forth herein, Dr. Parekh may be deemed to beneficially own in the aggregate 2,071,857 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.
Sole power to dispose or to direct the disposition: Advent Life Sciences LLP and the Advent Funds 0% and Dr. Parekh 0.07727%,
Shared power to dispose or to direct the disposition: By virtue of the relationships set forth herein, Advent and the Advent Funds may be deemed to beneficially own in the aggregate 2,023,857 shares of Common Stock. Dr. Parekh who is a general partner of each of Advent and the Advent Funds, formerly served as a director of the Company and has options to purchase a total of 48,000 shares of Common Stock. By virtue of the relationships set forth herein, Dr. Parekh may be deemed to beneficially own in the aggregate 2,071,857 shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Agreement Regarding the Joint Filing of Schedule 13G dated February 11, 2022 (as filed by the Reporting Persons on Schedule 13G on February 14, 2022).

## Signatures
- Advent Life Sciences LLP: /s/Rajesh Parekh, Ph.D., General Partner of Advent Life Sciences LLP (02/13/2026)
- Advent Life Sciences Fund I LP: /s/Rajesh Parekh, Ph.D., General Partner of Advent Life Sciences LLP acting in its capacity as Manager of Advent Life Sciences Fund I LP (02/13/2026)
- Rajesh Parekh, Ph.D.: /s/Rajesh Parekh, Ph.D., /s/Rajesh Parekh, Ph.D. (02/13/2026)
- Advent Life Sciences Fund III LP: /s/Rajesh Parekh, Ph.D., General Partner of Advent Life Sciences LLP acting in its capacity as Manager of Advent Life Sciences Fund III LP (02/13/2026)
- ALS III Carry and Co-Invest LP: /s/Rajesh Parekh, Ph.D., General Partner of Advent Life Sciences LLP acting in its capacity as Manager of ALS III Carry and Co-Invest LP (02/13/2026)
- Advent-Harrington Impact Fund LP: /s/Rajesh Parekh, Ph.D., General Partner of Advent Life Sciences LLP acting in its capacity as Manager of Advent-Harrington Impact Fund LP (02/13/2026)
Comment: See comments re: reporting persons and signature information.